Exhibit 99.1

Company Contact:	SMIC Corporate Relations:
Marsha Shalvi	Reiko Chang
+972-989-28450	Tel: +86 (21) 5080 2000 ext 10544
+972-544-942180	E-mail: PR@smics.com
marshas@saifun.com

Investor Relations Contact:	Investor Relations Contact:
Lee Roth	Theresa Teng
KCSA Worldwide	Tel: +86 (21) 5080 2000 ext 16278
212-896-1215/212-896-1209	Fax: +86 (21) 5080 3070
lroth@kcsa.com/lroth@kcsa.com	E-mail: IR@smics.com

Saifun Acquires 90nm Process Know-How from SMIC

Saifun expands its IP offering with NROM process technology

Shanghai, China and Netanya, Israel, July 2, 2007 – Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI and HKSE: 981), one of the leading semiconductor foundries in the world, and Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that the two companies have signed an agreement whereby Saifun will acquire the IP and know-how of 90nm process technology. This IP purchase is the first part of a development cooperation which will continue to next generation advanced technologies.

Samples of the first SMIC Data (NAND) flash product based on the 90 nm process technology have already been shipped and the product is expected to reach the market later this year. The 2Gb product, based on Saifun NROM® technology, is the highest density of Data flash in the same technology node. The next product to follow will be of 8Gb density, based on Saifun Quad NROM four-bit-per-cell technology, and is scheduled to reach the market early in 2008.

Both companies are committed to continuing the investment in the productization of high-density Data flash and in developing broader applications utilizing the advantages of  Quad NROM 4-bit-per-cell technology.

“We see great potential with NROM technology.  The development of the first NAND product is just the beginning of the successful cooperation with Saifun.  This agreement further cements our partnership to penetrate the NAND Flash market,” commented Dr. Richard Chang, CEO of SMIC.

“This agreement marks an important milestone in our relationship with SMIC as they launch their first product to the very challenging Data, or NAND, market, based on our NROM technology.” commented Dr. Boaz Eitan, Chairman and CEO of Saifun Semiconductors Ltd. “It is particularly important for Saifun as it will enable us to expand our IP portfolio of process technology for the benefit of our licensees.

“As we move forward, we look forward to working with SMIC on more advanced processes and applications,” continued Eitan, “and are confident that the combination of Saifun NROM technology and SMIC technical expertise and manufacturing capabilities place both companies in an excellent position to offer the best cost performance products to the market.”

About SMIC
Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35nm to 90nm and finer line technologies. Headquartered in Shanghai, SMIC operates three 8-inch wafer fabrication facilities in its Shanghai mega-fab, an 8-inch wafer fab in Tianjin, and a 12-inch wafer fab in its Beijing mega-fab, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.